Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-10167

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
July 24, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __x__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes _____ No __x__

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

Index to Exhibits

Exhibit No.	Description
1	Letters dated July 5, 10, 16, 17 and 23, 2002 to the NYSE with attachments.

Exhibit 1

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

July 5, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.22

Dear Mr. Iyeki,

There follows a copy of The Westpac Shareholder Newsletter for the half-year ended March 31, 2002.

Please feel free to contact me if you have any questions.

~~Kind~~ regards,

J. Martin Morgado III
Assistant Counsel

Firsthalf2002

■ Chairman's Report ■ Chief Executive Officer's Report ■ New Shareholders Benefits ■


Leon Davis

Chairman's Report[1.]

A strong & balanced result

The last 6 months has been a period of significant achievement for your company. Apart from passing our 185th birthday on 8 April 2002, the group reported its first half-yearly profit of over $1 billion while maintaining a return on equity in excess of 20%.

On the strategic front the company completed two significant transactions, the purchase of the Australian funds management business of Rothschild Australia, and the sale of Australian Guarantee Limited (AGC) to GE Capital. Together, these transactions have allowed Westpac to further focus on its core business while facilitating greater investment in the fastest growing segment of our business.

On 2 May 2002 we announced an operating profit after income tax, attributable to equity holders, of $1,018 million. This represented an increase of 10% on the period ended 31 March 2001, and was our 13th successive record half-year profit improvement.

Earnings per share were up 10% to 54.8 cents, and the return on equity was broadly consistent with the prior corresponding period at 20.8%.

The interim dividend has been increased to 34 cents per ordinary share, fully franked, and will be paid on 5 July 2002. This is an increase of 4 cents per share, or 13%, on the 2001 interim dividend. Based on our closing price of $15.61 on 29 March 2002 this represents an annualised yield of 4.4%.

Over the last three years we've delivered 14% compound annual growth in earnings per share, and 13% compound growth in net profit.

We continue to enjoy significant success in our cross-sell strategy. Specifically, the number of customers with a valuable multi-product relationship grew 17% to over 1.4 million in the 12 months to 31 March 2002. The average number of products provided to these customers has increased to around three per customer.

The highlight of the performance has been sound revenue growth. Despite slower economic growth last year, we delivered 7% revenue growth. We've done this for three years now.

Our Australian mortgage outstandings increased 12%, outstandings on our bank-issued credit cards are up 15% and deposit balances grew a healthy 22% over the past 12 months. Our wealth management operations also performed admirably, with the division's contribution up 47% after adjusting for non-cash items and prior one-off gains.

We've also continued to deal decisively with our past cost inefficiencies and kept our expense growth at or less than 2%. As a result, it is now costing

Continued on next page

Financial Highlights


Profit
$818M
$897M
$924M
$979M
$1,018M
1H00
2H00
1H01
2H01
1H02
Earnings per share
42.1c
46.7c
49.9c
52.9c
54.8c
1H00
2H00
1H01
2H01
1H02
Dividends per share
26c
28c
30c
32c
34c
1H00
2H00
1H01
2H01
1H02
Return on ordinary equity
17.6%
19.3%
20.9%
21.2%
20.8%
1H00
2H00
1H01
2H01
1H02

1. Comparatives are with the half-year ended 31 March 2001 (pcp) unless otherwise stated.

us just 49 cents to produce a dollar of income compared to 59 cents only 3 years ago. And, all other things being equal, it is heading lower. This all translated into a 14% increase in our core earnings in the half – that is, before goodwill, tax and bad and doubtful debt charges.

A key aspect of the result has been the maintenance of strong credit quality and robust loan loss provisioning. Loans which are either impaired or on our watch list declined to just below 1.5% of our total lending commitments. Our bad and doubtful debt charge, however, did tick-up to $271 million or 0.39% of loans and acceptances, up from $176 million in the prior corresponding period. This was slightly above desired levels and principally reflected robust provisioning against a small number of problem high-profile corporate exposures.

Rothschild Purchase and AGC Sale

On 3 June this year we finalised the acquisition of Rothschild Australia Asset Management for $323 million.

This transaction substantially strengthens Westpac's wealth management distribution capability, while creating the necessary scale within our funds management operations. Importantly, this purchase provides a solid platform for growth in this rapidly expanding arena.

The sale of AGC to GE Capital, completed on 31 May 2002, was another important strategic step for the group. This sale heralded the passing of a long and valued association with what was arguably Australia's foremost finance company.

AGC was incorporated in 1925 and our association with it dates back to the Bank of New South Wales purchasing 40% of AGC in 1957 for the total consideration of £4,046,250. Westpac subsequently gained full control in 1988.

A profit on the sale of at least $750 million will be recorded in the second-half accounts.

Capital Management

We foreshadowed last November that we would conduct a comprehensive review of our capital strategy. That review is now complete and we have reaffirmed that our current capital target ratios are appropriate given our risk profile, growth aspirations and desire to maintain our strong credit rating.

As a result of our strong capital position we announced a buy-back of up to 50 million shares. The buy-back represents 2.7% of Westpac's issued capital.

The on-market buy-back is split between 48.5 million ASX listed ordinary shares and 1.5 million NZSE listed New Zealand Class shares. The size of the two buy-back programs reflects their relative proportions in the group share register.

The buy-back commenced on 24 May 2002 and is being conducted over a maximum period of 6 months, or until the 50 million shares have been acquired.

After taking into account the impact of the share buy-back, the sale of AGC and the acquisition of Rothschild Australia Asset Management, Westpac's capital ratios remain healthy with our Tier 1 ratio at 6.8% and the ratio of tangible ordinary equity to risk weighted assets at 6.6%. These are little changed from Westpac's capital ratios reported for 31 March 2002 and are comfortably above target levels.

Outlook

Looking forward, we are confident that Australia and New Zealand will continue to enjoy solid growth for the remainder of the financial year, particularly if the early signs of global recovery begin to pick up momentum, and the anticipated improvement in business investment materialises.

Your Board is confident that initiatives underway within the bank, combined with our strong staff commitment and customer focus, will assist us maintain our earnings momentum over the balance of the financial year. ■

Leon A Davis, Chairman

Expanded Shareholders Benefits Package

We are pleased to advise that, in response to shareholder feedback, we have expanded the rewards under the Shareholders Benefits Package. Selected benefits are now available to family members, and we have introduced bonus points on Westpac's new Altitude Gold Card. The package provides savings or benefits on the following products and services:

- **LOANS:** Property loans, home and contents insurance and personal loans.
- **EVERYDAY BANKING:** Classic account for your everyday banking.
- **WEALTH MANAGEMENT:** Equity Access loans, term deposits, Westpac Guaranteed Income Plans and financial advice.
- **ALTITUDE GOLD CARD:** Bonus points for Altitude Gold Cardholders.

A new brochure is included for all eligible shareholders. The Shareholders Benefits Package is available to individuals residing in Australia who hold a minimum of 500 ordinary Westpac shares. Companies and trusts that hold a minimum of 500 ordinary fully paid shares can nominate one individual to benefit under the Shareholders Benefits Package.

If you would like more information please call the dedicated Shareholders Benefits line on 1300 360 599. ■



David Morgan

Chief Executive Officer's Report

Sustaining value creating performance

The following is an extract from a presentation by David Morgan to the Securities Institute of Australia on 8 May 2002.

Westpac's first half result was a good one, its strength and robustness, combined with our deep commitment to deliver for all stakeholders beyond the financial dimension, together with the Rothschild and AGC transactions, leaves us well positioned for ongoing success.

While financial results are important, they are historic, and we must always look forward to focus on the longer-term sustainability of our earnings. It is from this longer-term perspective that our recent strategic initiatives derive their greatest importance.

The purchase of Rothschild and the sale of AGC, have their roots in the strategy that I set out soon after moving into the Chief Executive Officer position.

The Rothschild purchase is not the end game in our wealth management strategy, but rather a building block and springboard for growth. It fills gaps in our distribution reach, delivers better scale and capability and allows us to build on Rothschild's superior service model. It is low risk and earnings positive in the first full year.

The AGC sale will improve the overall risk profile by exiting a high-risk component of our lending book. In addition, the minimum profit on the sale of $750 million will provide additional freedom in terms of strategic growth options and capital management.

Combining these recent strategic initiatives, with our record of consistent achievement and performance gives us great confidence in our outlook.

But it's not just the figures that will sustain us. It's also the culture, and in this regard Westpac has been a leader in corporate social responsibility.

Not for one moment do we believe that corporate social responsibility overrides the fundamental obligation of every company to make returns for their investors. But we do believe that we have a social responsibility. And, what's more, we believe that a sustainable increase in our shareholder value depends on how well we meet that responsibility.

It's a matter of pursuing a balanced and cohesive approach to delivering on our financial objectives while meeting our fundamental social responsibilities.

For us it starts with the business basics. That is, dealing with the substantive issues around governance, handling customer complaints, improving service standards, transparently setting out our policies and practices so we can be judged on them, and finding correctives for broad based community concerns.

Our staff have been the key to improving these business basics and in re-establishing the threads of understanding and trust with the community. They are the key, the main conduit.

For these reasons we aspire to employment practices and culture second to none. We can't alter the fact that productivity is the engine of growth, nor can we reverse the rapid shift to greater technology take-up. But we can equip our staff to cope with all this through impeccable skill training. And we are striving to do that.

Through their efforts, Westpac now ranks as one of the top three banks worldwide in the Dow Jones Sustainability Index - certainly one of the world's most authoritative measures of social and environmental performance.

And in Australia, we are rated the top private sector company in *The Age/Sydney Morning Herald* Good Reputation Index - a high profile study that incorporates detailed assessments of 19 representative social, economic and environmental interest groups.

In corporate governance, our standards exceed those set by both Australian Securities & Investments Commission and the US Securities & Exchange Commission. However, when others fail, we feel the effects and we see it as our right, if not our duty, to lend our voice to calls for reform. After Enron, HIH, and other developments, there clearly needs to be a fundamental rethink on corporate ethics and governance practices.

Ultimately you cannot legislate good behaviour. Good corporate governance is really a state of mind and it is the integrity and values of the company and its leadership that matter most.

Westpac has a Board Audit Committee comprised entirely of independent directors. The Board appoints our auditors, not management. Our auditors have independent in-camera sessions with the Chairman and the Board Audit Committee every six months. And our Auditors are required to say whether they have had disagreements with management or if management has shopped around for other auditors or sought to bring pressure on them.

We rotate audit partners and I think that should be mandatory best practice everywhere. When we purchase non-audit services from our auditors, we do it through arms length transparent processes.

Let me return briefly to why we believe meeting our broader social responsibilities is important to producing sustainable results for you our shareholders. Put simply, it is in the interests of all institutions to ensure the maintenance of a stable, cohesive community. Ethical and socially responsible conduct by corporations is a core element of this.

Continued on next page

First 2002

We are finding that meeting our corporate social responsibilities earns broad rewards. Our brand is enhanced, regulatory risks lowered, and our staff morale boosted. Ultimately this flows through to our customers and the returns we are able to achieve.

As a bank, we play a critical role in the economy and in the community, and if we fail at the point where we meet the public we will fail everywhere else.

Every year we put more than $25 million into the community through our social and community programs. These programs are not seen as add-ons to our business - they are integral to the culture and the way we conduct ourselves. To quote a few examples:

- In rural areas, we called a halt to shutting up shop in any town in 1998.
- We provide essential fee free banking to pensioners, the disabled, students, young people and people on welfare.
- We support some 300 charities.
- For over 27 years we have supported round-the-clock rescue helicopter services.
- More recently we have partnered indigenous communities to help them to gain more economic independence and sustainability.

As part of our move to greater corporate social responsibility (CSR) Westpac will soon be releasing its first triple bottom line or CSR report. This statement will measure both the social and environmental 'footprint' of our business activities, as well as our internal policies and management frameworks.

Investing in social capital has not meant a trade off in our competitiveness. On the contrary, it gives us an edge. It's an important reason why I am confident on continuing to deliver sustainable rewards to all our stakeholders, including our shareholders. ■

David Morgan

David Morgan, Chief Executive Officer

Available on the Westpac internet site...

Information of interest to shareholders is also available on our internet site. Click on the Westpac Info tab on the home page, and then select Investor Information from the main menu. The site provides:

- A summary of recent financial performance
- Presentations to the market
- Copies of past Annual Reports and the on-line version of the 2001 Concise Annual Report
- Historical financial information
- Forthcoming events and dividend payment options
- Contact points for shareholders



Shareholders of Westpac ordinary shares listed on the Australian Stock Exchange can also directly access our share registry and obtain information on their holdings, or initiate changes to address details or other information relevant to their holding. ■

By registering your email address you can start receiving Westpac shareholder information electronically. This will save time, money and paper.

To register go to www.westpac.com.au and on the 'Westpac info' tab click on Register your email.

Year end	30 September 2002
Final results and dividend announcement	31 October 2002
Record date for final dividend	*27 November 2002
Record date for final dividend (New York)	*26 November 2002
Annual General Meeting	**12 December 2002
Final dividend payable	*20 December 2002

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

July 5, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

2 July 2002

Sent to ASX via ASX Online
on 2/7/02

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Monday 1 July 2002, 450,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,757,388,368 ordinary shares of $1.00 each fully paid.

Now: 1,756,938,638 (decrease of 450,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,756,866,638 (decrease of 450,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online

on 3/7/2

3 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 2 July 2002, 250,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,756,938,638 ordinary shares of $1.00 each fully paid.

Now: 1,756,688,638 (decrease of 250,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,756,616,638 (decrease of 250,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Date: 5 July 2002

To: Chief Executive for New Zealand, Wellington
General Manager, European Division, London
Legal Services, New York (Attention: Mary Haggarty)
Mr Sim Yong Nam / Mr Alex Lee, Singapore Stock Exchange
Mr S Ichijo, Anderson Mori, Tokyo

By facsimile: auto

No. of pages: 1 (incl. this page)

Subject: **Paid up capital and quoted capital**
Exercise of options/allotment of shares pursuant to Senior Officers' Share Purchase Scheme and/or General Management Share Option Plan

Westpac Banking Corporation has today applied for Official Quotation (listing) of 9,677,076, new fully paid shares in terms of the Westpac Dividend Reinvestment Plan.

Paid-up Capital

Previously: 1,755,987,305 ordinary shares of $1.00 each fully paid.

Now: 1,765,664,401 (increase of 9,677,096) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,765,592,401 (increase of 9,677,096) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)

cc. Mr Robin Thomas, Legal Department, London
Sarah Swale, Legal Department, Wellington

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

5 July 2002

Sent to ASX via ASX online on 5/7/2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 4 July 2002, 92,748 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,756,080,053 ordinary shares of $1.00 each fully paid.

Now: 1,755,987,305 (decrease of 92,748) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,755,915,305 (decrease of 92,748) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

July 10, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASXOnline

on 10/7/02

10 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 9 July 2002, 450,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,764,753,011 ordinary shares of $1.00 each fully paid.

Now: 1,764,303,011 (decrease of 450,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,764,231,011 (decrease of 450,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

...nt to ASX via ASX Online

on 10/7/2

10 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

A total of 462,463 new fully paid shares were allotted today following the exercise of options. 290,263 were allotted pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS) and 171,500 were allotted pursuant to Westpac's General Management Share Option Plan (GMSOP).

Paid-up Capital

Previously: 1,764,303,011 ordinary shares of $1.00 each fully paid.

Now: 1,764,765,474 (increase of 462,463) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,764,408,474 (increase of 177,463) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 357,000 (increase of 285,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

9 July 2002

Sent to ASX via ASX Online
on 9 / 7 / 02

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Monday 8 July 2002, 911,390 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,765,664,401 ordinary shares of $1.00 each fully paid.

Now: 1,764,753,011 (decrease of 911,390) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,764,681,011 (decrease of 911,390) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 4 / 7 / 02

4 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Wednesday 3 July 2002, 608,585 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,756,688,638 ordinary shares of $1.00 each fully paid.

Now: 1,756,080,053 (decrease of 608,585) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,756,008,053 (decrease of 608,585) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

---

k:\gsec\head gs\asx\buyback documents\share canx_asx advice_04072002.doc: 03/07/2002

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

July 16, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 11 / 7 / 2

11 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Wednesday 10 July 2002, 500,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,764,765,747 ordinary shares of $1.00 each fully paid.

Now: 1,764,265,474 (decrease of 500,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,763,908,474 (decrease of 500,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 357,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\buyback documents\share canx_asx advice_11072002.doc: 10/07/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

12 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 11 July 2002, 425,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,764,265,474 ordinary shares of $1.00 each fully paid.

Now: 1,763,840,474 (decrease of 425,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,763,483,474 (decrease of 425,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 357,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

15 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Friday 12 July 2002, 300,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,763,840,474 ordinary shares of $1.00 each fully paid.

Now: 1,763,540,474 (decrease of 300,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,763,183,474 (decrease of 300,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 357,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\buyback documents\share canx_asx advice_15072002.doc: 15/07/2002

TOTAL P.02

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

July 17, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online on 16/7/2

16 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Monday 15 July 2002, 170,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,763,639,039 ordinary shares of $1.00 each fully paid.

Now: 1,763,469,039 (decrease of 170,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,763,027,039 (decrease of 170,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 442,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

16 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

98,565 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,763,540,474 ordinary shares of $1.00 each fully paid.

Now: 1,763,639,039 (increase of 98,565) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,763,197,039 (increase of 13,565) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 442,000 (increase of 85,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 17 / 7 / 02

17 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 16 July 2002, 500,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,763,469,039 ordinary shares of $1.00 each fully paid.

Now: 1,762,969,039 (decrease of 500,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,762,527,039 (decrease of 500,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 442,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

July 23, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via
online on 22/07/02
@ 4.02pm

22 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – General Management Share Option Plan

Options were granted on 22 July 2002 under Westpac's General Management Share Option Plan. Details are:

1.	Closing date of issue	19 July 2002
2.	Number of options issued	150,000
3.	Amount paid per option	Nil
4.	Issue price	$16.40

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (22 July 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited.
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

g:\gsec\head gs\asx\option exercise documents\grants\gmsop grant_asx_gm 23_22072002.doc: 22/07/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via online on 22/07/02 @ 4.02pm

22 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – Senior Officers Share Purchase Scheme

Options were granted on 22 July 2002 under Westpac's Senior Officers Share Purchase Scheme. Details are:

1.	Closing date of issue	19 July 2002
2.	Number of options issued	555,000
3.	Amount paid per option	Nil
4.	Issue price	$16.24

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (22 July 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited.
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

G:\gsec\Head GS\ASX\Option Exercise Documents\Grants\SOSPS Series 114 Grant ASX 220702.doc

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

... to ASX via ASX Online
on 22/7/02

22 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Friday 19 July 2002, 150,445 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,762,7169,039 ordinary shares of $1.00 each fully paid.

Now: 1,762,568,594 (decrease of 150,445) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,762,126,594 (decrease of 150,445) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 442,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 23/7/02

23 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Monday 22 July 2002, 700,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously:	1,762,568,594 ordinary shares of $1.00 each fully paid.
Now:	1,761,868,594 (decrease of 700,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,761,426,594 (decrease of 700,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 442,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

k:\gsec\head gs\asx\buyback documents\share canx_asx advice_23072002.doc: 23/07/2002

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

July 23, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Sent to ASX via
online on 23/07/02

Sagitta Wealth Management Limited

A.B.N. 22 000 727 659

Media Release
***Embargoed*: until after 9am 23 July 2002**

Sagitta - the new force in wealth management

Sagitta Wealth Management Limited is the new name for Rothschild Australia Asset Management (RAAM) and Westpac's wealth management operation in Australia and New Zealand.

The combined organisation will be the fifth largest retail fund manager in Australia (with more than $18 billion of retail funds under management) and eighth largest overall (with more than $32 billion of total funds under management).

As part of a transitional process, the current RAAM products will be branded Sagitta-Rothschild until the first quarter of 2003. Westpac products will continue to be branded as Westpac.

The new name resulted from Westpac Banking Corporation's acquisition of the Rothschild Australia Asset Management business on 1 June 2002 for $323 million.

Mr Peter Martin, Chief Executive Officer of Sagitta, said, "The vision of Sagitta is to be a leading Australasian wealth management organisation, delivering to clients quality long term investment solutions, backed by superior client service and innovation.

"To attain a competitive advantage in a cluttered wealth management market Sagitta must have the willingness to challenge industry orthodoxies. This is especially the case at present with the volatile financial markets," he said.

"As a self-contained, separately branded organisation Sagitta is the 'best of both worlds'. We have access to Westpac's extensive customer base plus the external market. We have the financial muscle to fund future growth. We have a broadly based manufacturing capability, backed by a rigorous approach to risk management.

"Ultimately, we have the combined knowledge of both organisations to provide appropriate solutions that address our clients' needs," said Mr Martin.

Over/2.

SYDNEY
Level 12, No. 1 O'Connell Street Sydney NSW 2000
PO Box R253 Royal Exchange Sydney 1223
Telephone (02) 9323 2000 Fax (02) 9323 2323

MELBOURNE
Level 21, 120 Collins Street Melbourne Vic 3000
PO Box 18085 Collins Street East Vic 8003
Telephone (03) 9656 4600 Fax (03) 9654 4700

Telephone Australia-wide (Toll Free outside Sydney) 1800 227 100
Internet: www.rothschild.com.au
This media release is also available at http://mediapoint.rothschild.com.au

Mr David Clarke, Group Executive - Business and Consumer Banking, Westpac Banking Corporation, said, "The launch of the Sagitta brand is the visual demonstration of preserving and enhancing the highly successful attributes of both RAAM and Westpac.

"Going forward, the business objective of Sagitta is to position Westpac to leverage wealth management growth opportunities," he said.

"Westpac is able to provide Sagitta with the ability to build on the joint capabilities of Westpac and RAAM to take advantage of further opportunities as they arise."

Mr Martin added: "In selecting Sagitta (derived from the Latin and Ancient Greek for 'arrow') as the new name for the union of RAAM's and Westpac's wealth management operations in Australia and New Zealand, we believe we have found a name which embodies wisdom, quality and our combined strengths," he said.

"It also takes the lessons, and experience of RAAM's and Westpac's past and combine them into a new force, to propel us into the future," said Mr Martin.

Sagitta Wealth Management Limited is not part of the Rothschild Group.

Ends

NB Attached is a background document on how the brand name Sagitta was selected.

For further information contact:
Mr Rob White
Associate Director, Corporate Affairs
Sagitta Wealth Management Limited
Tel: (02) 9323 2280 (business)
(02) 9918 5519 (private)
0411 881 887 (mobile)

This media release is also available at: http://mediapoint.rothschild.com.au

Sent to ASX via

online on 23/07/02

Sagitta Wealth Management Limited

A.B.N. 22 000 727 659

Media Release

***Embargoed*: until after 9am 23 July 2002**

Sagitta - the new force in wealth management

Sagitta Wealth Management Limited is the new name for Rothschild Australia Asset Management (RAAM) and Westpac's wealth management operation in Australia and New Zealand.

The combined organisation will be the fifth largest retail fund manager in Australia (with more than $18 billion of retail funds under management) and eighth largest overall (with more than $32 billion of total funds under management).

As part of a transitional process, the current RAAM products will be branded Sagitta-Rothschild until the first quarter of 2003. Westpac products will continue to be branded as Westpac.

The new name resulted from Westpac Banking Corporation's acquisition of the Rothschild Australia Asset Management business on 1 June 2002 for $323 million.

Mr Peter Martin, Chief Executive Officer of Sagitta, said, "The vision of Sagitta is to be a leading Australasian wealth management organisation, delivering to clients quality long term investment solutions, backed by superior client service and innovation.

"To attain a competitive advantage in a cluttered wealth management market Sagitta must have the willingness to challenge industry orthodoxies. This is especially the case at present with the volatile financial markets," he said.

"As a self-contained, separately branded organisation Sagitta is the 'best of both worlds'. We have access to Westpac's extensive customer base plus the external market. We have the financial muscle to fund future growth. We have a broadly based manufacturing capability, backed by a rigorous approach to risk management.

"Ultimately, we have the combined knowledge of both organisations to provide appropriate solutions that address our clients' needs," said Mr Martin.

Over/2.

SYDNEY
Level 12, No. 1 O'Connell Street Sydney NSW 2000
PO Box R253 Royal Exchange Sydney 1223
Telephone (02) 9323 2000 Fax (02) 9323 2323

MELBOURNE
Level 21, 120 Collins Street Melbourne Vic 3000
PO Box 18085 Collins Street East Vic 8003
Telephone (03) 9656 4600 Fax (03) 9654 4700

Telephone Australia-wide (Toll Free outside Sydney) 1800 227 100
Internet: www.rothschild.com.au

This media release is also available at http://mediapoint.rothschild.com.au

Mr David Clarke, Group Executive - Business and Consumer Banking, Westpac Banking Corporation, said, "The launch of the Sagitta brand is the visual demonstration of preserving and enhancing the highly successful attributes of both RAAM and Westpac.

"Going forward, the business objective of Sagitta is to position Westpac to leverage wealth management growth opportunities," he said.

"Westpac is able to provide Sagitta with the ability to build on the joint capabilities of Westpac and RAAM to take advantage of further opportunities as they arise."

Mr Martin added: "In selecting Sagitta (derived from the Latin and Ancient Greek for 'arrow') as the new name for the union of RAAM's and Westpac's wealth management operations in Australia and New Zealand, we believe we have found a name which embodies wisdom, quality and our combined strengths," he said.

"It also takes the lessons, and experience of RAAM's and Westpac's past and combine them into a new force, to propel us into the future," said Mr Martin.

Sagitta Wealth Management Limited is <u>not</u> part of the Rothschild Group.

Ends

NB Attached is a background document on how the brand name Sagitta was selected.

For further information contact:
Mr Rob White
Associate Director, Corporate Affairs
Sagitta Wealth Management Limited
Tel: (02) 9323 2280 (business)
(02) 9918 5519 (private)
0411 881 887 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: July 24, 2002

By: ______________________
Manuela Adl
Sr. Vice President & COO